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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 11) (1)



                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                            87159E303 (Common Stock)
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                                (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.)(239)262-8577
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 March 26, 2003
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 8 pages

---------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 87159E303                   13D/A                      Page 2 of 8
          ----------                                                   ------

 ------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Lloyd I. Miller III         ###-##-####
 ------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                     (b)  [ ]

 ------------------------------------------------------------------------------

   3.     SEC USE ONLY

 ------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*

          PF-OO**
 ------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
 ------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 -------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER

                               415,482***
                      ----------------------------------------------------------
   NUMBER OF            8.     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 506,123***
    OWNED BY          ----------------------------------------------------------
      EACH              9.     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     415,482***
     WITH             ----------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER

                               506,123***
 -------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          921,605***
 -------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
 -------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.3%
 -------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN-IA-OO**
 -------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

 **  See response to Item 3 in the original Schedule 13D.
***  See response to Item 5, herein.
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                                                                     Page 3 of 8


            AMENDMENT NO. 11 TO THE ORIGINAL REPORT ON SCHEDULE 13D

     Introduction

     This constitutes Amendment No. 11 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001, as previously amended, (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

     Item 3. Source and Amount of Funds or Other Consideration

          The first paragraph of Item 3. of the Statement is hereby amended and restated as follows:

     "Miller is the advisor to Trust A-2, Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-2, Trust A-3 and Trust A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby attached as Exhibit
99.1 and incorporated herein by reference. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts at various prices and at various times."


     Item 4. Purpose of the Transaction

     (i) The first sentence of Item 4. of the Statement is hereby amended and restated as follows:

     "Miller considers his beneficial ownership reported herein of the 921,605 Shares as an investment in the ordinary course of business."

     (ii) The following is added to the end of Item 4. of the Statement:

     "The purpose of this Amendment is to report that since the filing of Amendment No. 10 to the Statement, dated March 12, 2003, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller."

     Item 5. Interest in Securities of the Issuer

          Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Miller is deemed to beneficially own 921,605 Shares (which is 62.3% of the outstanding Shares, based on (i) 1,479,059 outstanding Shares pursuant to the Company's Form 10KSB filed on March 31, 2003 and (ii) 56,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 369,671 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 155,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000
Shares); 41,200 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 219,282 of such beneficially owned Shares are owned of record by
Miller directly (including warrants to purchase 5,000 Shares); 40,500 of such beneficially owned Shares are owned of
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                                                                     Page 4 of 8


record by Dail Miller (including warrants to purchase 5,000 Shares); 40,000 of such beneficially owned of Shares are owned of record by Trust A-2; and 40,000 of such beneficially owned Shares are owned of record by Trust A-3."

          Item 5(c) is hereby amended and restated in its entirety as follows:

     (c) The table below details the purchases of Shares effected by Miller since the filing of Amendment No. 10.

------------------------------------------------------------------------------
                                   TRUST A-4
------------------------------------------------------------------------------
   Date of Transaction    Number of Shares Purchased      Price Per Share
------------------------------------------------------------------------------
     March 24, 2003                 2,282                      $2.56
------------------------------------------------------------------------------
     March 26, 2003                16,250                      $2.47
------------------------------------------------------------------------------
     March 28, 2003                 7,000                      $2.47
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                     Miller
------------------------------------------------------------------------------
   Date of Transaction     Number of Shares Purchased     Price Per Share
------------------------------------------------------------------------------
     March 31, 2003                 80,000                     $2.50
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                 Milfam I, L.P.
------------------------------------------------------------------------------
   Date of Transaction     Number of Shares Purchased     Price Per Share
------------------------------------------------------------------------------
     March 31, 2003                 80,000                     $2.50
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                   Trust A-2
------------------------------------------------------------------------------
   Date of Transaction     Number of Shares Purchased     Price Per Share
------------------------------------------------------------------------------
     March 31, 2003                 40,000                     $2.50
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                   Trust A-3
------------------------------------------------------------------------------
   Date of Transaction     Number of Shares Purchased     Price Per Share
------------------------------------------------------------------------------
     March 31, 2003                 40,000                     $2.50
------------------------------------------------------------------------------


     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6. of the Statement is hereby amended to add the following:

          The Subscription Agreement with Miller dated March 31, 2003, which is attached hereto as Exhibit 99.6 and incorporated herein by reference, provides:

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                                                                     Page 5 of 8


     Units of, one share of Series A Class B Preferred Stock, $.001 par value, with preferences rights and limitations as set forth in the Certificate of Designation, Preference, Rights and Limitations of Series A Class B Preferred Stock (as to 100,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and four shares of Common Stock, $.001par value, of the
     Company . . . .

     The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase 20,000 Units, at a price of $10.00 per Unit.

The Subscription Agreement with Milfam I, L.P. dated March 31, 2003, which is attached hereto as Exhibit 99.7 and incorporated herein by reference, provides:

     Units of, one share of Series A Class B Preferred Stock, $.001 par value, with preferences rights and limitations as set forth in the Certificate of Designation, Preference, Rights and Limitations of Series A Class B Preferred Stock (as to 100,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and four shares of Common Stock, $.001par value, of the
     Company . . . .

     The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase 20,000 Units, at a price of $10.00 per Unit.

The Subscription Agreement with Trust A-2 dated March 31, 2003, which is attached hereto as Exhibit 99.8 and incorporated herein by reference, provides:

     Units of, one share of Series A Class B Preferred Stock, $.001 par value, with preferences rights and limitations as set forth in the Certificate of Designation, Preference, Rights and Limitations of Series A Class B Preferred Stock (as to 100,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and four shares of Common Stock, $.001par value, of the
     Company . . . .

     The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase 10,000 Units, at a price of $10.00 per Unit.

The Subscription Agreement with Trust A-3 dated March 31, 2003, which is attached hereto as Exhibit 99.9 and incorporated herein by reference, provides:

     Units of, one share of Series A Class B Preferred Stock, $.001 par value, with preferences rights and limitations as set forth in the Certificate of Designation, Preference, Rights and Limitations of Series A Class B Preferred Stock (as to 100,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and four shares of Common Stock, $.001par value, of the
     Company . . . .

     The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase 10,000 Units, at a price of $10.00 per Unit.

Item 7.  Material to be Filed as Exhibits

     Exhibit                            Document
     -------                            --------

      99.6* Subscription Agreement dated March 31, 2003 between Lloyd I. Miller, III and Synergy Brands Inc.

      99.7* Subscription Agreement dated March 31, 2003 between Milfam I, L.P. and Synergy Brands Inc.

      99.8* Subscription Agreement dated March 31, 2003 between Trust A-2 and Synergy Brands Inc.

      99.9* Subscription Agreement dated March 31, 2003 between Trust A-3 and Synergy Brands Inc.

------------------------------
* Filed herewith.

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                                                                     Page 7 of 8

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 4, 2003                               /s/ Lloyd I. Miller, III
                                               --------------------------------
                                                     Lloyd I. Miller, III
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                                                                     Page 8 of 8


                                 EXHIBIT INDEX


           Exhibit                          Document
           -------                          --------

           EX-99.6* Subscription Agreement dated March 31, 2003 between Lloyd I. Miller, III and Synergy Brands Inc.

           EX-99.7* Subscription Agreement dated March 31, 2003 between Milfam I, L.P. and Synergy Brands Inc.

           EX-99.8* Subscription Agreement dated March 31, 2003 between Trust A-2 and Synergy Brands Inc.

           EX-99.9* Subscription Agreement dated March 31, 2003 between Trust A-3 and Synergy Brands Inc.

---------------------
* Filed herewith.